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                                                             Filed by AT&T Corp.
               Pursuant to Rule 425 Under the Securities Act of 1933, as Amended
                              And Deemed Filed Pursuant to Rule 14a-12 Under the
                                     Securities Exchange Act of 1934, as Amended
                                                     Subject Company: AT&T Corp.
                                                   (Commission File No. 1-01105)






Eileen M. Connolly
(908) 221-6731 (office)
(888) 602-5417 (pager)


FOR RELEASE FRIDAY, DECEMBER 22, 2000


AT&T Files with the SEC for Wireless Exchange Offer

     NEW YORK - Beginning the process of distributing AT&T's remaining interest in AT&T Wireless, AT&T today said it filed a registration statement with the Securities and Exchange Commission (SEC) for an exchange that will give AT&T shareowners the opportunity to exchange shares of AT&T Common (NYSE:T) for shares of AT&T Wireless tracking stock (NYSE:AWE). The company noted that today's Form S-4 registration filing is preliminary and subject to completion and amendment.

     Following review by the SEC, the company said it plans to conduct the exchange as soon as possible in the coming months. While the exact ratio of AT&T Wireless tracking shares to AT&T Common shares is not yet known, the company said the exchange would be based on the approximate market prices of the two securities at the time of the offer with the likelihood of a small premium offered to the AT&T Common shareholders to facilitate the transaction.

     The AT&T Wireless tracking shares, which began trading in April, reflect the economic performance of AT&T's wireless services businesses, including voice and data mobility, fixed-wireless and ownership interests in domestic and international wireless operators. About 16 percent of the economic interest in AWE is already publicly traded.

     The company said the exchange offer is being made as an accommodation to provide a convenient, efficient way for shareowners to convert their AT&T Common shares to AT&T Wireless tracking shares, if they so wish. As a consequent, the company is not seeking to achieve any pre-determined exchange level. While the demand for such an exchange is uncertain, to ensure the maximum availability for shareowners, the filing specifies that up to $10 billion of AT&T Wireless tracking shares will be available for the voluntary exchange offer, subject to market and other conditions. The company may adjust the final size of the offer to reflect the actual level of shareholder interest.

     Following the exchange offer and any additional sale, adjustment or other disposition, the company plans to distribute its remaining interest in AT&T Wireless to AT&T Common shareowners. Both the exchange offer and distribution are expected to be tax-free to U.S. shareowners.


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     The company also said that it would seek any appropriate tax, and other approvals to convert the AWE tracking stock into an asset-based AT&T Wireless common stock at the time of distribution to shareowners. AT&T expects AT&T Wireless will become an independent, publicly-held company in the summer of 2001.

     The registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     In connection with these transactions, AT&T has filed and will be filing tender offer statements and other materials with the SEC. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the SEC concerning AT&T at the SEC's website at HTTP:\\ www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920, Attention: Investor Relations.


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